Filed Pursuant to Rule 433
Registration Statement Nos. 333-160987, 333-160987-01, 333-160987-02, 333-160987-03,
333-160987-04, 333-160987-05, 333-160987-06, 333-160987-07 and 333-160987-08

NextEra Energy Capital Holdings, Inc.

Pricing Term Sheet

May 16, 2012

Issuer:  NextEra Energy Capital Holdings, Inc.

Designation:	Series C Debentures due June 1, 2014
Legal Format:	SEC Registered
Principal Amount:	$350,000,000
Date of Maturity:	June 1, 2014
Interest Payment Dates:	Each June 1 and December 1, beginning June 1, 2012
Coupon Rate:	1.611%
Price to Public:	100.3483% of the principal amount thereof
Benchmark Treasury:	0.25% due April 30, 2014
Benchmark Treasury Yield:	0.286%
Spread to Benchmark
Treasury Yield:	115 basis points
Reoffer Yield:	1.436%
Trade Date:	May 16, 2012
Settlement Date:	May 21, 2012
CUSIP / ISIN Number:	65339K AC4 /US65339KAC45

Expected Credit Ratings:*
Moody’s Investors Service Inc.	“Baa1” (stable)
Standard & Poor’s Ratings Services	“BBB+” (stable)
Fitch Ratings	“A-” (stable)

Remarketing Agent:	Credit Suisse Securities (USA) LLC

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*  A security rating is not a recommendation to buy, sell or hold securities and should be evaluated independently of any other rating. The rating is subject to revision or withdrawal at any time by the assigning rating organization.

The Issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov.  Alternatively, the Issuer, the Remarketing Agent or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Credit Suisse Securities (USA) LLC toll free at 1-800-221-1037.